Exhibit 99.2

NICE Employee Engagement Manager Provides Personalized Scheduling
Capabilities Across Digital and Voice Interaction Channels

Allowing employees to deliver service across preferred omnichannel environments, NICE EEM improves engagement while helping organizations optimize staffing

Hoboken, N.J., January 13, 2020 – NICE (Nasdaq: NICE) today announced that its Employee Engagement Manager (EEM) solution now utilizes employees' personal channel preferences and skills. Organizations can now help employees make optimum use of their time by offering automated guidance to switch between online and offline tasks as needed. With an industry-recognized user interface (UI) on its mobile application, this solution empowers agents to take control of their performance and scheduling anytime and anywhere. NICE EEM intelligently matches employee preferences and skills with changing organizational needs - employees are empowered to do what they are best at and organizations deliver better service while optimizing staffing.

Providing added scheduling flexibility, a key enabler of better work-life balance, NICE EEM 8.4 offers employees shift options that focus on the channel that best suits their skills, such as phone, chat, SMS, social media and more. The solution's Intraday Task Switching capability also drives better usage of time while ensuring employees perform activities that improve engagement. By automatically prompting agents to switch to offline tasks, such as training or back-office activities during periods that are forecasted to be overstaffed for customer interactions, this capability helps employees hone their skills and contributes to productivity. Likewise, if the contact center is forecasted to be understaffed, the solution automatically prompts agents to switch back to handling customer interactions. The mix of daily activities can also be calibrated according to each agent's skills and preferences. The result is more engaged employees and optimized staffing levels.

Further enhancing the value of NICE Workforce Management (WFM), NICE EEM gives employees the ability to learn about and make personalized performance improvements in real-time. The solution's robust and purpose-built rules engine now enables easier setup and provides employees with personalized real-time alerts that offer updates on individual key performance indicators (KPIs). Based on these alerts, employees can independently take corrective action and reduce or even completely avoid managerial intervention. NICE EEM drives enhanced transparency between agents and managers and ensures that feedback sessions are highly targeted and relevant, improving engagement and performance.

Barry Cooper, President, NICE Enterprise Product Group, said, "As organizations pivot towards a digital world, it is critical they consider the full omnichannel environment and the central role employees play. NICE EEM combines the best of what employees offer with the fluctuating needs of the business, driving goal achievement based on flexibility and transparency."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.